Exhibit 99.(a)(1)(B)

LIFEPOINT HOSPITALS, INC.

SUPPLEMENT NO. 1 TO COMPANY NOTICE

FOR

3.25% Convertible Senior Subordinated Debentures due 2025

CUSIP Number: 53219LAG4

Reference is made to the Indenture, dated as of August 10, 2005 (the “Indenture”), between LifePoint Hospitals, Inc., a Delaware corporation, as Issuer (the “Company”), and The Bank of New York Mellon Trust Company, N.A., as successor trustee to Citibank, N.A., a national banking association, (the “Trustee”), and the Company Notice for 3.25% Convertible Senior Subordinated Debentures due 2025, dated January 17, 2013 (the “Original Notice”) relating to the right of each holder (“Holder”) of the Company’s 3.25% Convertible Senior Subordinated Debentures due 2025 (the “Debentures”), to sell, and the obligation of the Company to purchase, the Debentures as set forth in the Original Notice and the related notice materials filed as exhibits to the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission on January 17, 2013 (which Original Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Supplement No. 1 to Company Notice for 3.25% Convertible Senior Subordinated Debentures due 2025, dated January 30, 2013 (this “Supplement”), amends, modifies, supplements and supersedes certain information included in the Original Notice. The Company is extending the time on Thursday, February 14, 2013 (the “Expiration Date”) until which Holders may exercise the Repurchase Option or withdraw any Debentures surrendered for purchase by the Company from 5:00 p.m. (New York City time) on the Expiration Date to 11:59 p.m. (New York City time) on the Expiration Date. Accordingly, all references in the Original Notice to “5:00 p.m. (New York City time)” on the Expiration Date are hereby amended to be references to “11:59 p.m. (New York City time)” on the Expiration Date.

To exercise your option to have the Company purchase your Debentures and receive the Purchase Price, you must validly surrender the Debentures and deliver a duly executed Purchase Notice in the form attached to the Original Notice as Annex A, if applicable, prior to 11:59 p.m. (New York City time) on the Expiration Date. Debentures surrendered for purchase may be withdrawn at any time prior to 11:59 p.m. (New York City time) on the Expiration Date, by delivering a valid written notice of withdrawal in the form attached to the Original Notice as Annex B, if applicable, or otherwise in accordance with Section 16.03 of the Indenture. The right of Holders to surrender their Debentures for purchase in the Repurchase Option expires at 11:59 p.m. (New York City time) on the Expiration Date.

This Supplement should be read in conjunction with the Original Notice. Except for changes described herein, all other terms of the Original Notice remain the same. As of January 29, 2013, the Company has been informed that Debentures in an aggregate principal amount of approximately $1,985,000 have been validly surrendered for purchase and not withdrawn pursuant to the Repurchase Option.

The Trustee, Paying Agent and the Conversion Agent is:

The Bank of New York Mellon Trust Company, N.A.

By Mail: The Bank of New York Mellon Trust Company, N.A. c/o The Bank of New York Mellon Corporate Trust Operations - REORG 111 Sanders Creek Parkway East Syracuse, NY 13057 Attention: Adam DeCapio

By Hand and Express Delivery:

The Bank of New York Mellon Trust

Company, N.A.

c/o The Bank of New York Mellon

Corporate Trust Operations - REORG

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Adam DeCapio

By Facsimile: (732) 667-9408 Attention: Adam DeCapio For Information: (315) 414-3360

Additional Copies of this Supplement and the Original Notice may be obtained from the Paying Agent at its addresses set forth above.

Dated January 30, 2013